SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Thomson

(Name of Subject Company (Issuer))

Thomson

(Name of Filing Person (Offeror))

Options Under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans to

Purchase Ordinary Shares, Par Value €3.75 Per Share, of Thomson

(Title of Class of Securities)

ISIN No. FR0000184533

(CUSIP Number of Class of Securities)

(Underlying Shares)

Frank E. Dangeard

Chief Executive Officer

Thomson

46 quai Alphonse LeGallo

92648 Boulogne Cedex

France

+33 (0)1 41 86 50 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Nikolaos G. Andronikos

Sullivan & Cromwell LLP

24 rue Jean Goujon

75008 Paris

France

+33 1.73.04.10.00

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$ 24,843,364	$3,148

*	Estimated for purposes of calculating the filing fee only. This amount assumes that options held by eligible employees to purchase 4,397,400 ordinary shares having an aggregate value of $24,843,364 as of October 20, 2004 will be exchanged in this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The exchange rate used to convert the value of the transaction in euro to U.S. dollars for purposes of calculating the filing fee is U.S. $1.27 = €1.00, the Federal Reserve Noon Buying Rate on October 20, 2004.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) equals $126.70 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,148

Form or Registration No.: Schedule TO

Filing party: Thomson

Date filed: October 25, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

This Final Amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on October 25, 2004, reports the final results of an offer by Thomson (“the Company”) to eligible employees who were conditionally granted new options to purchase ordinary shares of the Company, par value €3.75 per share (“Shares”), under the Company’s September 22, 2004 Stock Option Plan (the “New Options”) subject to exchanging for those New Options their existing options outstanding under the Company’s December 18, 2000 Stock Option Plan and the Company’s October 12, 2001 Stock Option Plan (the “Existing Options”) upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letters and election form/transmittal letter attached to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The offer expired at 7:00 p.m. (Paris Time) on November 23, 2004. We have accepted for cancellation 4,372,000 Existing Options to purchase 4,372,000 Thomson Shares and confirm the grant of 6,913,890 New Options to purchase 6,913,890 Thomson Shares with effect as of September 22, 2004. We will promptly send each eligible employee whose Existing Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(vi) as previously filed, confirming the number of New Options granted in the offer to that eligible employee and the cancellation of his or her Existing Options. We will promptly send each eligible employee who has rejected the offer a letter, substantially in the form of Exhibit (a)(1)(vii) as previously filed, confirming that employee’s rejection of the offer and the continuation of that employee’s rights with respect to his or her Existing Options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

THOMSON

/s/ FRANK E. DANGEARD
Frank E. Dangeard Chief Executive Officer

Date: November 26, 2004